401 9th Street, NW
Washington, D.C. 20004-2128
+1.202.508.8000

September 9, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Demarest and Kristi Marrone, Division of
Corporation Finance, Office of Real Estate & Construction

Re:	MDH Acquisition Corp. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed April 5, 2022
File No. 001-39967

Dear Ladies and Gentlemen:

On behalf of our client, MDH Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 8, 2022 (the “Comment Letter”) with respect to Company’s annual report for the year ended December 31, 2021, on Form 10-K filed with the Commission by Company on April 5, 2022 (the “Annual Report”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Annual Report.

Form 10-K for the Fiscal Year Ending December 31, 2021

Cover Page

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Securities and Exchange Commission
Division of Corporation Finance
September 9, 2022

Company Response

The Company respectfully advises the Staff that its sponsor, MDIH Sponsor LLC, is a Delaware limited liability company, and is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Bradley A. Noojin at +1.202.508.8151.

Very truly yours,

/s/ Bradley A. Noojin

cc:	Beau Blair
Chief Executive Officer
MDH Acquisition Corp.